The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas 77027
July 14, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (SEC Registration No. 333-166525) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The GEO Group, Inc. (“GEO”) and Cornell Companies, Inc. (“Cornell”) request that the effectiveness of the Registration Statement referenced above be accelerated to 5:30 p.m. on July 14, 2010 or as soon as reasonably practicable thereafter.
     As requested, GEO and Cornell acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO or Cornell from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO and Cornell may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, The GEO Group, Inc.
/s/ Brian R. Evans
Brian R. Evans,
Senior Vice President and Chief Financial Officer

Cornell Companies, Inc.
/s/ Cathryn L. Porter
Cathryn L. Porter
General Counsel